UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Listing of Shares of a Subsidiary of Sumitomo Mitsui Trust Holdings, Inc. and Secondary Offering of its Shares Held by The Sumitomo Trust and Banking Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: November 16, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

November 16, 2011

To whom it may concern

Sumitomo Mitsui Trust Holdings, Inc.

(Securities Code: 8309 TSE, OSE, NSE)

The Sumitomo Trust and Banking Co., Ltd.

Listing of Shares of a Subsidiary of Sumitomo Mitsui Trust Holdings, Inc. and

Secondary Offering of its Shares Held by The Sumitomo Trust and Banking Co., Ltd.

Today, Tokyo Stock Exchange, Inc. gave an approval for listing of common shares of Nikko Asset Management Co., Ltd. (hereinafter “Nikko Asset Management”), a consolidated subsidiary of Sumitomo Mitsui Trust Holdings, Inc. (President: Kazuo Tanabe; hereinafter “SMTH”).

Upon the above-mentioned approval, secondary offering of a part of the common shares of Nikko Asset Management held by The Sumitomo Trust and Banking Co., Ltd. (Chairman of the Board and President: Hitoshi Tsunekage; hereinafter “STB”) will be made in Japan and outside Japan principally in Europe and in the United States (where placement will be restricted only to “qualified institutional buyers” under Rule 144A of the U.S. Securities Act of 1933, as amended). Certain details of the secondary offering are written below.

1.	Transaction Background and Objective

Since the acquisition of Nikko Asset Management as a group company, SMTH and STB have given respect to the management philosophy of Nikko Asset Management, and fully endorsed Nikko Asset Management’s policy to aim for listing as one of the largest independent asset management companies in Asia.

Even after the listing of Nikko Asset Management, SMTH and STB will regard Nikko Asset Management as a strategic business partner within Sumitomo Mitsui Trust Group and will endeavor to further enhance each other’s corporate value.

Note:	This press release has been prepared for the sole purpose of public announcement relating to the secondary offering with listing of shares of common stock of Nikko Asset Management Co., Ltd. held by The Sumitomo Trust and Banking Co., Ltd., and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

2.	Outline of Secondary Offering

	(1) Selling Shareholder	The Sumitomo Trust and Banking Co., Ltd.

	(2) Shares to be sold	Common shares of Nikko Asset Management Co., Ltd.

	(3) Number of shares to be sold	54,158,800 shares

	(4) Offer price	Undetermined

(5) Schedule	Listing approval	Wednesday, November 16, 2011

	Determination of tentative offer price	Friday, December 2, 2011

	Determination of offer price	Thursday, December 8, 2011

	Subscription period	From Friday, December 9, 2011 to Tuesday, December 13, 2011

	Listing date	Thursday, December 15, 2011

In addition to the secondary offering in Japan and outside Japan by STB as described above, a representative of the Japanese underwriters may conduct a secondary offering by way of over-allotment up to 2,981,200 additional common shares of Nikko Asset Management to be borrowed from STB, taking into consideration the market demand for the domestic offering.

In relation to this, STB will grant the representative of the Japanese underwriters an option, exercisable until January 12, 2012, to purchase up to 2,981,200 additional common shares of Nikko Asset Management from STB (Greenshoe Option).

3.	Outline of Nikko Asset Management (as of end of September 2011)

(1) Company Name	Nikko Asset Management Co., Ltd.

(2) Representative	Timothy F. McCarthy Chairman and CEO (Representative Director)

(3) Location of head office	9-7-1 Akasaka, Minato-ku, Tokyo

(4) Date of incorporation	December 1, 1959

(5) Principal business	1. Type II financial instruments business 2. Investment management business 3. Investment advisory and agency business 4. All other services and operations ancillary to the above

(6) End of fiscal year	March

(7) Number of employees	674 (including executives and employees at overseas subsidiaries)

(8) Main offices	Head office: Tokyo

(9) Capital	17,363 million yen

(10) Number of issued shares	Common shares: 197,012,500 shares

(11) Principal shareholders and their shareholding percentage	The Sumitomo Trust and Banking Co., Ltd.	91.29%
	DBS Bank Ltd.	7.24%
	Others (including Nikko Asset Management Employee Share Ownership Association)	1.45%

(12) Recent financial summary (Consolidated) [millions of yen, except Total AUM]

Financial Year	FY2008	FY2009	FY2010
Operating revenue	61,275	55,100	59,642
Ordinary income	5,347	6,021	8,287
Net income	3,604	986	5,008
Total assets	54,461	59,636	64,988
Net assets	44,325	45,782	50,233
Total AUM (100 millions of yen)	88,175	104,439	128,041

End.

For further information, please contact:

IR Office, Sumitomo Mitsui Trust Holdings, Inc.

Telephone: +81-3-3286-8354

Facsimile: +81-3-3286-4654

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.